Exhibit 12.2
American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Three Months Ended March 31, 2018
Income before income taxes	$349
Add: Total fixed charges (per below)	503
Less: Interest capitalized	17
Total earnings before income taxes	$835
Fixed charges:
Interest	$270
Portion of rental expense representative of the interest factor	233
Total fixed charges	$503
Ratio of earnings to fixed charges	1.7